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EXHIBIT 1

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-__________)
Filings under the Public Utility Holding Company Act of 1935
("Act") __________, 1996

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1996 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
Central and South West Corporation, CSW Energy, Inc., et al
(70-8469)
     Central and South West Corporation ("CSW"), a registered holding company, and its nonutility subsidiaries, CSW Energy, Inc. ("Energy"), CSW Sweeny GP, Inc. ("Energy Sub GP"), CSW Sweeny LP, Inc. ("Energy Sub LP"), CSW Sweeny GP II, Inc. ("Sweeny GP"), CSW Sweeny LP II, Inc. ("Sweeny LP") and Sweeny Cogeneration Limited Partnership (the "Partnership") have filed an application-declaration (the "Application") pursuant to Sections 6, 7, 9(a), 10, 12(b) and 12(c) of the Act and Rules 42, 43, 45 and 51 thereunder.
     By order dated December 9, 1994 (HCAR No. 26184), the Commission authorized the Applicants to form Energy Sub GP, Energy Sub LP, Sweeny GP, Sweeny LP and the Partnership and incur certain development expenses not to exceed $20 million in connection with the investment in and development, construction, ownership and operation of a qualifying cogeneration facility known as the Sweeny Cogeneration Project (the "Project"), consisting of an approximately 320 megawatt (net) gas fired cogeneration facility to be located in or near Sweeny, Texas.
     The Applicants now propose that the Partnership obtain a credit facility (the "Credit Facility") provided by a third party bank or other lending institution (or a syndicate of banks or lending institutions) to be determined (each, collectively, the "Project Lender") in an amount not to exceed $300 million for the construction and operation of the Project, which would include
(a) a construction loan in an amount not to exceed $250 million, to be later converted to, or refinanced by, a term loan, and (b) letters of credit and a revolving working capital credit line in an aggregate amount up to $50 million provided by the Project Lender to issue any letters of credit or guaranties that may be required by any third parties under the project documents and to fund working capital for the Project. It is anticipated that the term loan would be repaid over a term of up to 25 years. Under the credit agreement or agreements and any interest rate protection agreements that the Applicants may enter into with the Project Lender in respect of the construction and term financings, it is anticipated that the interest cost to the Applicants under this structure will not exceed the prime commercial lending rate as in effect from time to time at Mellon Bank plus 4% for both the construction loans and term loans. Any promissory notes or other instruments evidencing such debt would, to the extent necessary, restate these terms. The Applicants also anticipate that any unreimbursed drawings under any such letters of credit issued as part of the Credit Facility will be treated as loans thereunder and that the stock of Energy Sub GP, Sweeny GP, Energy Sub LP and Sweeny LP, the Project assets owned by the Partnership and the partnership interests in the Partnership held by Sweeny GP and Sweeny LP may be required to be pledged as collateral to the Project Lender as a condition to obtaining the Credit Facility.
     It is anticipated that the construction loan would have a term of up to 5 years, and will be converted to, or refinanced by, either (y) a term loan or (z) a combination of a term loan and capital contributions from Energy and a nonassociate company(ies) who will become a new limited and/or general partner(s) of the Partnership (the "New Partner") prior to or upon the completion of the Project (which is expected to occur before December 31, 2000, absent force majeure events), each as more fully described below.
     In order to meet the Project's milestones and completion deadlines, it may be necessary for the Partnership to begin the construction of the Project, previously authorized by the Commission, prior to the closing of third party construction financing. If the Partnership is unable to arrange for the construction loan from the Project Lender prior to the start of construction of the Project, then CSW or Energy, directly or indirectly through Energy Sub GP, Energy Sub LP, Sweeny GP and/or Sweeny LP, may make loans, open account advances or additional equity contributions to the Partnership in an aggregate amount not to exceed $250 million (the "Advances").
     The Advances would be used for construction and operation of the Project, including performance testing, start-up costs and working capital costs. If the Advances are made in the form of additional equity contributions to the Partnership, then the Advances would be repaid out of the proceeds of third party financing (such financing to be either the construction loan or the term loan) or (prior to such financing) out of revenues from the Project. If the Advances are made in the form of loans or open account advances, then the Advances would be made on the same terms as the loans or open account advances which have been made in respect of the Development Expenses. The Applicants anticipate that the Advances would be refinanced by the Credit Facility or the equity contribution of the New Partner, as appropriate, upon the terms set forth herein. In the event that any Advances remain outstanding at the start of commercial operation of the Project, they would be repaid out of Project revenues until the closing of such refinancing. No Advances will remain outstanding to the extent that such Advances would cause the Project not to qualify as a "qualifying facility" under PURPA and the rules and regulations of FERC adopted thereunder. The Applicants seek the authority of the Commission to make the Advances upon the terms described above pursuant to Sections 9(a), 10 and 12(b) of the Act and Rules 45 and 51 thereunder.
     Independent of the Credit Facility and Advances, CSW and Energy seek approval of the Commission to issue corporate guaranties (the "Guaranties") and to arrange with a third party lender to be determined (the "Issuer") for irrevocable standby letters of credit (the "LOCs") in an aggregate amount not to exceed $50 million. CSW, Energy, New Partner, or the Partnership would be the account party (the "Account Party") under the LOCs.
     The Guaranties and LOCs would support certain payment obligations of the Partnership required by third parties under the project documents. The LOCs would be issued for renewable terms not to exceed 10 years for the duration of the project document to which such LOC relates. Drawings made under the LOCs would be reimbursable to the Issuer by the Account Party and, upon such reimbursement, the LOC would be reinstated to the face amount. Fees payable to the Issuer by the Account Party for the LOCs would not exceed 2% per annum of the face amount of the LOCs, and the interest rate payable per annum on unreimbursed drawings under the LOCs would not exceed the prime rate of the Issuer plus four percentage points. The prime rate plus four percentage points is the expected maximum rate that the Issuer may require in light of the fact that the LOCs would be unsecured and may be issued prior to commencement of operations of the Project. Amounts paid pursuant to the Guaranties or paid to the Issuer by the Account Party (provided the Account Party is not the Partnership) in respect of the LOCs would be reimbursed to the Account Party by the Partnership.
     The Project Lender may request that CSW, Energy and/or New Partner provide some assurance that up to $300 million of equity contributions will be made to the Project in the form of an equity support agreement or letter of credit. Such equity support agreement or letter of credit shall be substantially on the terms of, between the same parties as, and reimbursable in the manner of, the LOCs described above. Any drawings under such equity support agreement or letter of credit will be applied to amounts outstanding under the Credit Facility and will not increase the exposure of the Applicants above the amount of the Credit Facility.


For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                        Jonathan G. Katz
                                        Secretary